PUBLIC

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19007271

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| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-42013 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GW & Wade Asset Management Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Worcester St
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Natale (781) 239-1188
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset St, Suite 700 (Address) Providence (City) RI (State) 02903 (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

OATH OR AFFIRMATION

I, Timothy Pinch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GW & Wade Asset Management Company, LLC as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]   Title: Principal

Subscribed and sworn to before me this
28th day of February, 2019

Carol W. Cassoli [signature: Carol W. Cassoli]
Notary Public

Commission expires Oct 16, 2020

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit
- ( ) (o) Independent Auditors' Report on Internal Control

# GW & WADE ASSET MANAGEMENT COMPANY, LLC
## (A LIMITED LIABILITY COMPANY)

## STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2018

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 515,984 |
| Deposit with clearing broker-dealer | 58,106 |
| Receivable from clearing broker-dealer | 193,224 |
| Commissions receivable | 867,363 |
| Due From Affiliate | 561,898 |
| Prepaid expenses | 36,912 |
| Goodwill | 10,597,421 |
| Intangible assets, less accumulated amortization | 797,067 |
| | $ 13,627,975 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 7,873 |
| Deferred credit from clearing broker-dealer | 79,167 |
| Deferred revenue | 9,000 |
| | 96,040 |
| Member's equity | 13,531,935 |
| | $ 13,627,975 |

See notes to financial statements.